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WRITER’S DIRECT LINE +852.3551.8690 WRITER’S EMAIL ning.zhang@morganlewis.com

March 4, 2022

Confidential

Ms. Sisi Cheng

Mr. Martin James

Mr. Bradley Ecker

Mr. Sergio Chinos

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Intchains Group Limited

Response to the Staff’s Comments on the Draft Registration

Statement on Form F-1 Confidentially Submitted on January 18, 2022

CIK No. 1895597

Dear Ms. Cheng, Mr. James, Mr. Ecker and Mr. Chinos:

On behalf of our client, Intchains Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 14, 2022 on the Company’s draft registration statement on Form F-1 confidentially submitted on January 18, 2022 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

Abu Dhabi    Almaty    Beijing    Boston    Brussels    Century City    Chicago    Dallas    Dubai    Frankfurt    Hartford    Hong Kong    Houston    London    Los Angeles    Miami    Moscow    New York    Nur-Sultan    Orange County    Paris    Philadelphia    Pittsburgh    Princeton    San Francisco    Shanghai     Silicon Valley     Singapore     Tokyo    Washington, DC    Wilmington

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to reflect the Company’s recent developments.

General

1.

Please provide the filing fee table required by Item 601(b)(107) of Regulation S-K and revise your registration statement cover page accordingly. Refer to SEC Release No. 33-10997 for additional guidance.

In response to the Staff’s comment, the Company has revised the referenced disclosure on the cover page of the Revised Draft Registration Statement. The Company intends to provide the requested filing fee table in Exhibit 107 to the Revised Draft Registration Statement at or prior to the first public filing when its offering structure and the number of Class A ordinary shares to be issued in the initial public offering is confirmed.

Cover Page

2.

Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether your structure is used to provide investors with exposure to foreign investment in China based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, the Company has revised the referenced disclosure on the cover page of the Revised Draft Registration Statement.

The Company respectfully submits that although it is a Cayman Islands holding company with operations conducted by its subsidiaries based in China, it has 100% ownership of those subsidiaries through equity holdings. As disclosed in “Corporate History and Structure—Our Corporate Structure” in the Revised Draft Registration Statement, Intchains Group Limited, the Cayman Islands holding company, is the ultimate holder of 100% of the equity interests in each of its four subsidiaries in China. The Company further confirms that, under relevant PRC laws and regulations, foreign investors are permitted to own 100% of the equity interests in a PRC-incorporated company engaged in the business of IC design. Based on the above, the Company’s business is not subject to any foreign investment restrictions in China, it is not necessary to adopt a VIE structure for purposes of operating its business in China, and the Company has not executed any agreements for establishing a VIE structure. There are no “contracts” or any “structure” between the Company and its subsidiaries in China other than equity ownership as described above.

3.

Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of other entities. For example, disclose, if true, that your subsidiaries conduct operations in China, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 3 of the Revised Draft Registration Statement.

4.

Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under your agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable.

Please see the Company’s response to the Staff’s comment No. 2 above. The Company respectfully submits that since the Company does not have a VIE structure and there are no “agreements” or “contracts” among entities within the Company’s corporate organization or any “amounts owed” under such agreements, the Company does not believe it is applicable to the Company to add this description on the prospectus cover page.

5.	Please revise the cover page to note that you will be a controlled company under exchange rules and, as a result, may elect not to comply with certain corporate governance requirements.

In response to the Staff’s comment, the Company has revised the referenced disclosure on the prospectus cover page.

Prospectus Summary

6.

Please ensure that the information you provide in your summary is balanced. For example, we note your dependence on a single third-party manufacturer, your vulnerability to the ongoing chip shortage, and the increasing regulation of cryptocurrencies in the markets in which you operate. To the extent you cite strengths, review each one and revise as necessary to provide balanced information, rather than merely listing generalized risk factors at the end of this section.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 2 of the Revised Draft Registration Statement.

7.

In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 3 of the Revised Draft Registration Statement.

8.

Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 3 of the Revised Draft Registration Statement.

9.

Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under your agreements.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 4 and 5 of the Revised Draft Registration Statement.

Summary Consolidated Financial and Operating Data

10.

Please revise your presentation to include both basic and diluted earnings per share data for all periods presented. This comment also applies to the Selected Consolidated Financial and Operating Data table on page 59.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 11 and 63 of the Revised Draft Registration Statement.

11.

We note the disclosures on pages F-16 and F-37 relating to your risks stemming from customer concentration. Please advise us on the consideration you have given to risk factor disclosure relating to your concentration of customer risk, or revise your risk factors as appropriate. In addition, expand the business section to discuss your dependence on these major customers during each of the periods presented in the financial statements.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 24 and 98 of the Revised Draft Registration Statement.

Risk Factors

12.

In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 34 and 35 of the Revised Draft Registration Statement.

13.	Please discuss the risk that your multi-class structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 45 of the Revised Draft Registration Statement.

14.

You disclose that your auditor, which is based in New York, is currently subject to inspection by the PCAOB every three years, without restriction. Please revise to remove the words “without restriction.” This comment also applies to similar language included on the cover page.

In response to the Staff’s comment, the Company has revised the referenced disclosure on the prospectus cover page and page 36 of the Revised Draft Registration Statement.

Capitalization

15.

We note that you present both ‘Pro Forma’ and ‘Pro Forma as Adjusted’ columns in the capitalization table. Please revise the introductory paragraph to include a bullet to clearly describe the transactions you are reflecting on a pro forma basis and to quantify each specific item to which you are giving effect. In addition, revise the footnotes to the table to clarify how you determined each pro forma and pro forma as adjusted amount, including a discussion of the significant assumptions and estimates used to arrive at the amounts.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 56 of the Revised Draft Registration Statement.

The Company respectfully submits that its offering structure and the number of Class A ordinary shares to be issued in the initial public offering have not yet been determined. The Company intends to provide this information at or prior to the first public filing.

16.	Please revise the Ordinary shares caption(s) of the table to also present the number of shares authorized, issued and outstanding on a Pro forma and Pro Forma As Adjusted basis.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 56 of the Revised Draft Registration Statement.

The Company respectfully submits that its offering structure and the number of Class A ordinary shares to be issued in the initial public offering have not yet been determined. The Company intends to provide this information at or prior to the first public filing.

Liquidity and Capital Resources

Operating Activities

17.

We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. Please revise to discuss the material changes in the underlying drivers that affected your operating cash flows in each reported period, including a discussion of the underlying reasons for changes in working capital items that affected operating cash flows. Refer to Section IV.B.1 of SEC Release No. FR-72.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 76 and 77 of the Revised Draft Registration Statement.

Internal Control Over Financial Reporting

18.

Please revise your discussion of “being an emerging growth company” in the last paragraph to clearly disclose, if true, that pursuant to Section 107 of the JOBS Act, you have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. Similarly, revise to clearly disclose any other reporting requirement exemptions available to you under the JOBS Act that you have elected.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 78 of the Revised Draft Registration Statement.

Holding Company Structure

19.

Please explain to us your consideration of providing parent-only financial statements under Rules 5-04 and 12-04 of Regulation S-X. In this regard, we note your disclosure that you are a holding company with no operations of your own and that your subsidiaries’ ability to pay dividends or make other distributions to you may be restricted.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-25 of the Revised Draft Registration Statement.

Industry Overview

20.

In this section, and throughout your prospectus, please revise to avoid using cryptocurrency “buzzwords” without explaining specifically how the cryptocurrency references directly relate to your business. For example, please discuss how the price of bitcoin or ethereum impacts your business.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 88 and 89 of the Revised Draft Registration Statement.

21.

We note your references to CAGR in several sections of the prospectus. Please revise the disclosure regarding CAGR to include balancing language stating that there is no guarantee that you will achieve comparable CAGR metrics in the future.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 67, 82, 84, 86, 87, 91 and 92 of the Revised Draft Registration Statement.

Competitive Landscape of ASIC Chips for Alternative Cryptocurrencies

22.	Please revise to more clearly explain how the company determines the market share of its chips, including what “dominating the market” means, and how a network hashrate helps determine market share.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 90 of the Revised Draft Registration Statement.

BUSINESS

23.

We note your disclosure that your ASIC chips are designed for blockchain and IoT applications. However, disclosure suggests that your chips are utilized solely in blockchain technologies. Please revise to indicate whether your chips are currently utilized by IoT applications or state clearly that chip utilization in IoT applications is aspirational.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 1, 66, 91, 95 and 96 of the Revised Draft Registration Statement.

Our “Xihe” Platform

24.

Please expand your disclosure surrounding your “Xihe” Platform. Describe the components of the Platform that enables you to “launch products with shorter time-to-market, lower overall costs and achieve relatively higher gross profit margins as compared to [y]our competitors in the industry.”

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 96 of the Revised Draft Registration Statement.

Our Products

25.

Please expand your disclosure that you price your ASIC chips with reference to, among other things, the market price of cryptocurrencies. Please describe the cryptocurrencies that determine the price of your ASIC chips.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 97 of the Revised Draft Registration Statement.

REGULATION

26.	Please revise to describe how the government regulations included in this section have a material effect on your business. Please refer to Item 4.B.8 of Form 20-F.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 103, 104, 105, 106, 107, 112, 113 and 114 of the Revised Draft Registration Statement.

Compensation of Directors and Executive Officers

27.

Please update your compensation of directors and executive officers disclosure as of the fiscal year ended December 31, 2021. Please include cash compensation paid, and benefits in kind granted, to such persons by the company and its subsidiaries. Please refer to Item 6.B of Form 20-F.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 120 of the Revised Draft Registration Statement.

History of Securities Issuance

28.	Please disclose the exemption from registration claimed for these issuances and state briefly the facts relied upon to make the exemption available.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 128 and 129 of the Revised Draft Registration Statement.

Index to Consolidated Financial Statements

29.

We note the representations provided in your cover letter dated January 18, 2022 relating to the age of financial statements included in the filing and compliance with the 12-month audit requirement for audited financial statements. Please refer to Instruction 2 to Item 8.A.4 of Form 20-F and file the representations described there as an exhibit to this Form F-1.

The Company respectfully submits that it has included in this submission its audited financial statements as of and for the years ended December 2019, 2020 and 2021 and the Revised Draft Registration Statement is in compliance with the 12-month audit requirements for audited financial statements as provided under Item 8A of Form 20-F. As such, it is no longer needed to file the representations as an exhibit to the Form F-1.

Notes to the Consolidated Financial Statements

2. Principal Accounting Policies

(N) Revenue from contracts with customers

30.

We note that you generate revenue primarily from sales of ASIC chips and ancillary software and hardware and that you recognize revenue at a point in time. We also note from page 65 that you earned revenue from sales of customized IC products that are designed based on specifications and requirements of your customers. Please address the following:

•	Revise the note to briefly describe the nature and purpose of the software and hardware you sell to customers.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-12 of the Revised Draft Registration Statement.

The Company further respectfully submits that it provides integrated solutions consisting of ASIC chips and ancillary software and hardware for blockchain applications. The Company sells the ASIC chips and ancillary software and hardware as one unified product, which will be further processed and configured by customers into mining machines, to provide computing power for mining alternative cryptocurrencies. ASIC chips are the most crucial hardware component embedded into mining machines that provide computing power and are also the key factor determining efficiency of mining machines. Other key hardware includes computing board, control board, and other accessories such as power supply and structure parts. Software is embedded in hardware to provide basic configuration of relevant hardware with similar function of BIOS in a computer that enables end-users to monitor the working conditions of the chips in real time, including real-time hash rate, temperature, and network connection. Except for quality issues, the Company is normally not required to provide significant after sales services (such as hardware/software upgrade/update). All of these components are part of the Company’s products with regard to the Company completing its performance obligations and therefore, revenue is recognized at a point in time at which the customer obtains the control of the promised asset, which generally coincides with the time when products are picked up by or delivered to the customer or a transportation service provider designated by the customer.

•

Tell us whether your contracts with customers include an obligation to provide updates to the software products, and if so, describe to us the terms associated with your obligation to provide updates and how you considered the impact of this obligation on your allocation of transaction price and timing of revenue recognition.

The Company respectfully submits that except for quality issues, its contracts with customers did not include any obligation to provide updates to the software. The software is embedded in hardware and sold together with the relevant hardware as an integrated solution, and the software cannot function independently. The software is embedded in hardware that enables users to monitor the working conditions of the chips in real time, including but not limited to real-time hash rate, temperature and network connection. The Company may provide normal update to the software to fix existing bugs without charge as it only requires minimal personnel costs. The update does not give rise to a performance obligation. The software can continue to function as designed without such updates. The Company does not have any performance obligation after the delivery of the products.

•	Revise to briefly describe your arrangements to provide customized IC products designed based on the customer’s specifications and requirements.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 96 of the Revised Draft Registration Statement.

The Company respectfully submits that it provided customized IC products only in 2019 and 2020, and all revenue from customized IC products was recognized in 2019 and 2020. During 2019 and 2020, the Company accepted orders from its customers to develop and design customized IC products consisting of ASIC chips, other hardware and embedded software that targeted a certain cryptocurrency or algorithm. The intellectual property resulting from the customized IC products belongs to the Company.

Due to the popularity of those customized IC products, the Company believes that even if the customized IC products had not been purchased by the customers that ordered them, the Company would have been able to resell them easily to other purchasers in the market. Under such circumstance, the Company may need to reduce the unit selling price but would still be able to report reasonable gross profit margin due to strong market demand for similar products.

•	Tell us your consideration of ASC 606-10-25-27(c) in concluding that revenue from your customized IC products should be recognized at a point in time.

With reference to the arrangements to provide customized IC products designed based on the customer’s specifications and requirements as set out above, the sale of customized IC products should be recognized at a point in time because of (1) the customer does not simultaneously receive and consume the benefits provided by the Group’s performance as the Group performs until the product is completed; (2) the Group’s performance does not create or enhance an asset that the customer controls as the asset is created or enhanced; or (3) the Group’s performance creates an asset with an alternative use to the Group and pursuant to the contract entered into with customers, the Group did not have an enforceable right to payment for performance completed to date. The Group could redirect the customized IC for other use without practical limitations and contractual restriction with no significant costs to be incurred. Therefore, the sale of customized IC products should be recognized at point in time when the customer obtains control of the promised assets.

(X) Share-based compensation expense

31.

You disclose that you granted shares to certain employees in October 2019 and that you calculated the fair value based on the transaction price of capital injection of the third parties. Please address the following:

•

Fully describe to us the underlying nature of each capital injection transaction recorded on the Statement of Stockholders’ Equity on pages F-5 and F-26, including how the transaction was structured, the identity of the third parties making the capital injection, the number of shares or ownership rights issued in connection with the transaction, how the injection is reflected in your statements of cash flows, and how the transaction price was calculated.

The Company respectfully submits that the capital injection transaction solely represented the capital subscription agreement entered into by an operating subsidiary now comprising the Group, Shanghai Intchains Technology Co. Ltd. (“Shanghai Intchains”) with an investor, Shenzhen Haizhao Venture Capital LLP (“Shenzhen Haizhao”) in May 2019. Pursuant to the agreement, Shenzhen Haizhao would subscribe for the increased paid-up capital of Shanghai Intchains of RMB400,000 representing an approximately 3.85% equity interest in the total registered capital of Shanghai Intchains for a cash consideration of RMB10,000,000. Such consideration was injected and paid up to Shanghai Intchains in four installments, RMB400,000 on June 27, 2019, RMB2,600,000 on May 6, 2020, RMB3,000,000 on September 24, 2020 and RMB4,000,000 on February 23, 2021, respectively. The capital injections are included under “additional paid in capital” in the consolidated financial statements and described as “proceeds from capital contribution in a subsidiary from a shareholder” in the financing activities of the consolidated statements of cash flows in the relevant periods presented. Together with the paid-up capital of RMB100,000 transferred from other shareholder to Shenzhen Haizhao in December 2018, Shenzhen Haizhao ultimately holds 4.81% equity interest of Shanghai Intchains prior to the completion of the reorganization. Upon the completion of the reorganization of the Company, the equity interest held by Shenzhen Haizhao in Shanghai Intchains was exchanged into shares of the Company held through Intchains HZZ Holding Limited.

•	Tell us how any shares issued as part of these transactions are reflected in the number of shares outstanding on the Statement of Stockholders’ Equity on page F-5.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 56 of the Revised Draft Registration Statement.

As explained above, the transactions occurred before the incorporation of the Company as part of the reorganization. The capital injections were made into Shanghai Intchains and included under “additional paid in capital” in the consolidated financial statements.

Intchains Group Limited was incorporated under the laws of the Cayman Islands on June 28, 2021, and the Company and its subsidiaries underwent a series of offshore reorganization steps in the second half of 2021. In order to mirror the shareholding structure of the then shareholders of Shanghai Intchains, 48,077 shares of the Company were issued to beneficial owners of Shenzhen Haizhao, representing approximately 4.81% of the equity interest of the Company. These 48,077 shares were reflected and included in the number of shares outstanding on the consolidated statements of stockholders’ equity.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8690 or via e-mail at ning.zhang@morganlewis.com.

Very truly yours

By:	/s/ Ning Zhang_
Ning Zhang
Partner

cc:	Qiang Ding, Chairman and Chief Executive Officer, Intchains Group Limited

Chaowei Yan, Chief Financial Officer, Intchains Group Limited

Mr. Howard Leung, Mazars USA LLP

Mr. Lawrence Venick, Loeb & Loeb LLP

Ms. Louise L. Liu, Morgan, Lewis & Bockius